EXHIBIT 21.01

 SUBSIDIARIES OF REGISTRANT
COLONIAL COMMERCIAL CORP. AND SUBSIDIARIES
FED. I.D. 11-2037182

Name of Subsidiary	State of Incorporation	I.D. Number
Universal Supply Group, Inc.	New York	11-3391045
RAL Supply Group, Inc.	New York	20-0207168
American/Universal Supply Inc.	New York	16-1661494